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19008890

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAP TRADING LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

395 HUDSON STREET, SUITE 701
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL JOSEPH 212-380-5186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, HARSH PADIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAP TRADING LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Kyra Stevens
Notary Public, State of New York
Reg. No. 01ST6030359
Qualified in Bronx County
My Commission Expires 12/13/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAP TRADING, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 97,870
Due from clearing broker	729,726,438
Securities owned, at market	2,275,487,305
Other receivables	1,226,401
Fixed assets, net of accumulated depreciation of $3,322,178	1,394,606
Prepaid expenses	143,436
Other assets	681,740
TOTAL ASSETS	$ 3,008,757,796

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at fair value	$ 2,895,680,708
Accounts payable and accrued expenses	7,826,639
Interest and dividends payable	818,988
Due to clearing broker	7,430
TOTAL LIABILITIES	2,904,333,765
Member's equity	104,424,031
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,008,757,796

The accompanying notes are an integral part of these audited financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

HAP Trading, LLC (the "Company"), a New York limited liability company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the NYSE Amex Options ("NYSE-AMEX"), the Chicago Board Options Exchange ("CBOE"), the Philadelphia Stock Exchange ("PHLX"), the NYSE-ARCA Exchange, the Nasdaq Exchange and the BATS Exchange.

The Company engages in market making on the NYSE-AMEX, CBOE and PHLX. The company hedges its risk with equities, Exchange Traded Funds ("ETFs") and the related equity options and/or options on the ETFs and/or indices. The Company may also engage in various other proprietary trading strategies.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses on investments are included in the determination of securities trading income. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Interest income is recorded on the accrual bases and dividends are recorded on the ex-dividend date.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The cost of computers, furniture and equipment is depreciated over the estimated useful lives of the related assets of 3 to 7 years on a straight line basis. The costs of lease hold improvements are amortized over the life of the operating lease of approximately 11 years on a straight line basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2018.

	Fair Value	Fair Value Hierarchy
Assets		
Securities owned	$ 2,275,487,305	Level 1
Liabilities		
Securities sold, not yet purchased	$ 2,895,680,708	Level 1

NOTE 4 - INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members under a limited liability corporation.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently one lease agreement for one office space expiring in 2026. During 2018, the Company paid $790,790 in rent expense.

Remaining commitments under the operating lease are as follows:

Year ending December 31,	Amount
2019	699,363
2020	699,363
2021	717,865
2022	754,868
Thereafter	2,767,849

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Continued)

In connection with the new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after 12/31/2018, management has evaluated the financial impact the standard will have on the Company's financial statement when adopted. As of January 1, 2019, the company will record a right-of-use asset in the amount of approximately $3,914,231 and a lease liability in the amount of $4,426,358. The impact to the Company Net Capital will be $512,127, as the right-of-use asset will be allowable to the extent of an offsetting lease liability.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is a member firm of the Chicago Board Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $74,917,952 at December 31, 2018 which exceeded $1,000,000 by $73,917,952 and exceeded 6 2/3% of aggregate indebtedness by $74,341,577. The ratio of aggregate indebtedness to net capital was 11.54 to 1 at December 31, 2018.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes, resulting from its own business activities. These derivative transactions typically include equity options, options on ETFs and index options, coupled with futures and options on futures for ETFs and indices.

In addition, the Company has sold securities and derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increases subsequent to December 31, 2018.

Generally, the Company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS (Continued)

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8 – RETIREMENT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. Only full time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 6.67% of the employee's total annual compensation capped at the annual deferral limit as defined. For the period ending December 31, 2018, the matching contribution was drawn from the forfeiture account.

NOTE 9 – RELATED PARTY TRANSACTIONS

HAP Capital Advisors LLC, an affiliate of the Company, provides the Company with administrative, financial and technology services. Included in the statement of revenue and expenses was the following amount with related parties: $6,451,950.

NOTE 10 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 12, 2019, the date of the filing of this report.

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HAP Trading, LLC
395 Hudson Street, Suite 701
New York, NY 10014

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HAP Trading, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HAP Trading, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of HAP Trading, LLC's management. Our responsibility is to express an opinion on HAP Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HAP Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as HAP Trading, LLC's auditor since 2013.

New York, NY
February 12, 2019